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Exhibit 3.10
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              CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (PURSUANT TO NRS 78.385 AND 78.390 - AFTER ISSUANCE OF STOCK)


1. Name of corporation: Warp Technology Holdings, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

         Article FOURTH of the Articles of Incorporation has been amended as follows:

         Upon the effectiveness of the filing of this Certificate of Amendment to Articles of Incorporation, the total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

         Class: Common, par value $0.00001 per share, 150,000,000 authorized shares. Class: Preferred, par value $0.00001 per share, 50,000,000 authorized shares. Total: 200,000,000 authorized shares.

         Prior to the effectiveness of the filing of this Certificate of Amendment to Articles of Incorporation, the total number of shares of stock of each class which the Corporation had authority to issue and the par value of each share of each class of stock were as follows:

         Class: Common, par value $0.00001 per share, 5,000,000 authorized shares. Class: Preferred, par value $0.00001 per share, 50,000,000 authorized shares. Total: 55,000,000 authorized shares.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 1,761,700 out of 3,110,655.

4. Effective date of filing (optional): 3/31/05.

5. Officer Signature (required): /s/ Ernest Mysogland


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